UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-39601

MINISO Group Holding Limited

8F, M Plaza, No. 109, Pazhou Avenue

Haizhu District, Guangzhou 510000, Guangdong Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F  ☐

Exhibit Index

Exhibit 99.1 —	Press Release — MINISO Group Announces September Quarter and First Nine Months of 2024 Unaudited Financial Results
Exhibit 99.2 —	Announcement with the Stock Exchange of Hong Kong Limited — Inside Information — Unaudited Financial Results for the Three Months and the Nine Months Ended September 30, 2024
Exhibit 99.3 —	Announcement with the Stock Exchange of Hong Kong Limited — Continuing Connected Transactions And Termination of Existing Continuing Connected Transactions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINISO Group Holding Limited

By	:	/s/ Jingjing Zhang
Name	:	Jingjing Zhang
Title	:	Chief Financial Officer

Date: December 2, 2024